SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Xoma Corporation
(Name of Issuer)

Common Stock, par value $0.0075 per share
(Title of Class of Securities)

98419J107
(CUSIP number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, address and telephone number of person authorized to receive notices and communications)

April 13, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

(Page 1 of 12 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Baker Bros. Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.		SEC USE ONLY

4.		SOURCE OF FUNDS*
OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
	2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER: 23,127,674 (1)
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	SHARED VOTING POWER: 0

	9.	SOLE DISPOSITIVE POWER: 23,127,674 (1)

	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:23,127,674(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.6%
14.	TYPE OF REPORTING PERSON*
IA

(1)      See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.		SEC USE ONLY

4.		SOURCE OF FUNDS*
OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
	2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER: 23,127,674 (1)
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	SHARED VOTING POWER: 0

	9.	SOLE DISPOSITIVE POWER: 23,127,674 (1)

	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:23,127,674(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.6%
14.	TYPE OF REPORTING PERSON*
IN, HC
(1)	See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

1.		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.		SEC USE ONLY

4.		SOURCE OF FUNDS*
OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
	2(e)	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER: 23,127,674 (1)
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8.	SHARED VOTING POWER: 0

	9.	SOLE DISPOSITIVE POWER: 23,127,674 (1)

	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:23,127,674(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.6%
14.	TYPE OF REPORTING PERSON*
IN, HC

(1)    See Item 5(a) of this Amendment for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

ITEM 1.          Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On April 13, 2012, Baker Bros. Advisors, LLC (the “Adviser”), Baker Brothers Life Sciences, L.P, 14159, L.P., and 667, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Item 2.           Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC
2.	Felix J. Baker; and
3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of Julian C. Baker and Felix J. Baker is to serve as a managing member of Baker Bros. Advisors, LLC (an entity engaged in investment activities). Julian C. Baker and Felix J. Baker are each 50% Managing Members of Baker Bros. Advisors, LLC.

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

The disclosure regarding purchases in Item 5 below is incorporated herein by reference.

ITEM 5.        Interest in Securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 15 are incorporated herein by reference. (a) and (b) Set forth below is the aggregate number of shares of the Common Stock held by the Purchasing Funds and beneficially owned by the Reporting Persons, including shares that may be acquired upon exercise of the warrants at an exercise price of $1.76 per share as of the date hereof by each of the following, together with the percentage of outstanding shares of the Common Stock that such number represents based upon (i) 38,373,949 shares of the Common Stock outstanding as reported on the Issuer’s Prospectus supplement filed on March 6, 2012 in addition to 29,669,154 shares as reported on the Issuer’s 8K filed on March 7, 2012. Such percentage figures are calculated on the basis that the Warrants held by the Purchasing Funds are deemed exercised into shares of Common Stock but other outstanding Warrants are not deemed exercised into shares of the Common Stock.

Holder	Shares of Common Stock	Warrants to purchase .5 shares of Common Stock as Converted to Common	Total	Percentage of Class Outstanding
667, L.P.	1,585,591	792,796	2,378,387	3.2%

Baker Brothers Life Sciences, L.P.	13,606,093	6,608,225	20,214,318	26.7%

14159, L.P.	360,231	174,738	534,969	0.7%

Total	15,551,915	7,575,759	23,127,674	30.6%

The Reporting Persons may also be deemed beneficial owners of the Warrants to purchase .5 shares of common stock in the amounts listed as follows:

Holder	Warrants

667, L.P.	1,585,591

Baker Brothers Life Sciences, L.P.	13,216,449

14159, L.P.	349,475

The number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 9.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). Such restriction is not applicable at this time as the total number of shares of Common Stock currently beneficially owned by Baker represents 22.9% of total outstanding Common Stock. If at any time subsequent to the intital issuance Baker shall beneficially own less than 9.99% the number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is again limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 9.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). This 9.999% limitation shall cease to apply from and after the date fourteen days prior to the Expiration Date.

The number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 4.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). Such restriction is not applicable at this time as the total number of shares of Common Stock currently beneficially owned by Baker represents 22.9% of total outstanding Common Stock. If at any time subsequent to the intital issuance Baker shall beneficially own less than 4.99% the number of shares of Common Stock that may be acquired by the Purchasing Funds upon any exercise of the Warrants is again limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the Reporting Persons does not exceed 4.999% of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). This 4.999% limitation shall cease to apply from and after the date fourteen days prior to the Expiration Date.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds and this Amendment No. 1 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(c) Except as disclosed in the previous Schedule 13D none of the Reporting Persons has effected any transaction in the securities of the Issuer in the past sixty days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Schedule relates.

(e) Not applicable.

ITEM 7.           Materials to be Filed as Exhibits.

Exhibit 1:	Agreement regarding joint filing of this statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 20th day of April, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker